Exro Mourns the Death of Valued Board Member Eamonn Percy

•Exro is deeply saddened to announce the passing of Eamonn Percy, a member of Exro's Board of Directors.
•The Exro community sends prayers and support to the family, friends and colleagues of Eamonn.

Calgary, Alberta (November 12, 2021) – Exro Technologies Inc. (TSX: EXRO, OTCQB: EXROF) (the “Company” or “Exro”) announced today with great sadness that Eamonn Percy, a member of Exro's Board of Directors, has passed away.

“I am deeply saddened by Eamonn’s tragic passing,” said Sue Ozdemir, CEO of Exro Technologies. “Eamonn served our board with great commitment, known for his incredible business acumen, pragmatic approach and focus on shareholder value. He was a board member, business executive, entrepreneur, professor, speaker and author, but above all, Eamonn will be remembered and sorely missed as a friend and fellow colleague. On behalf of the Exro community, we send our prayers and support to the Percy family during this difficult time.”

Eamonn served as an instrumental member of the Exro Board of Directors since 2017, with deep insight and knowledge of global business growth and experience in the cleantech sector. As a business strategist and advisor, Eamonn’s expertise was a highly valued component of Exro’s prosperity over the last four years.

Exro offers its deepest condolences to the family, friends and colleagues of Eamonn.

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil DriverTM, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.
For more information visit our website at www.exro.com.
Visit us on social media @exrotech.
Contact Information
Investor inquiries: ir@exro.com
Canada investors: Jake Bouma at 604-317-3936
United States investors: Vic Allgeier at 646-841-4220

Media inquiries: media@exro.com

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This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects”, "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors

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